UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

PUBLICLY-HELD COMPANY

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company”) announces to its shareholders and to the market in general that the Board of Directors, in a meeting held in this date, deliberated that, due to new challenges to be undertaken on Telefónica Group, Mr. Alberto Manuel Horcajo Aguirre will leave today the position of Chief Financial Officer, Investor Relations and Corporate Resources, being replaced, as deliberated by the Board of Directors on February 8, 2016, by Mr. David Melcon Sanchez-Friera, after obtaining the necessary authorization to do so, to be issued by the Ministry of Labor and Employment.

Mr. Amos Genish, the Chief Executive Officer of the Company, will respond interim and cumulatively as Chief Financial Officer, Investor Relations and Corporate Resources until the effective investiture of Mr. David Melcon Sanchez-Friera.

Therefore, at the moment of the effective investiture of Mr. David Melcon Sanchez-Friera the Executive Board of the Company will be composed by Messrs. Amos Genish, Chief Executive Officer, David Melcon Sanchez-Friera, Chief Financial Officer, Investor Relations and Corporate Resources and Breno Rodrigo Pacheco de Oliveira, General Secretary and Legal Officer.

 São Paulo, March 17, 2016.

Amos Genish

Interim Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 17, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director